EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Six months
						ended
	1997	1998	1999	2000	2001	June 30, 2002

			(in thousands)
Earnings
Income From Continuing Operations*	61,925	53,885	72,856	65,951	92,533	45,199
Fixed Charges	35,458	30,915	34,305	55,621	72,217	37,089
Distributed Income of Equity Investment	—	—	—	—	40,800	16,838
Capitalized Interest	(1,478)	(795)	(2,133)	(4,559)	(4,000)	(3,138)

Total Earnings	95,905	84,005	105,028	117,013	201,550	95,988

Fixed Charges
Interest Expense	33,707	29,784	31,563	48,982	66,057	33,616
Capitalized Interest	1,478	795	2,133	4,559	4,000	3,138
Rental Interest Factor	273	336	609	2,080	2,160	335

Total Fixed Charges	35,458	30,915	34,305	55,621	72,217	37,089

Ratio: Earnings / Fixed Charges	2.70	2.72	3.06	2.10	2.79	2.59

*	Excludes minority interest, extraordinary loss and undistributed equity earnings.